# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iShares iBonds 1-5 Year High Yield and Income Ladder ETF, CIK 0001100663
CUSIP: 46438G547
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 400 HOWARD STREET, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002052113

## Reporting persons
- BlackRock Portfolio Management LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,000; shared voting power 0; sole dispositive power 8,000; shared dispositive power 0; aggregate amount beneficially owned 8,000 (5% of the class)

## Item 1. Issuer
Name of issuer: iShares iBonds 1-5 Year High Yield and Income Ladder ETF
Address of issuer's principal executive offices: 400 HOWARD STREET SAN FRANCISCO CA 94105

## Item 2. Person Filing
Name of person filing:
BlackRock Portfolio Management LLC

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: BlackRock Portfolio Management LLC, 50 Hudson Yards New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of institution (non-U.S. institution) or other detail: HC

## Item 4. Ownership
Amount beneficially owned: 8000
Percent of class: 5.0
Sole power to vote or to direct the vote: 8000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of iShares iBonds 1-5 Year High Yield and Income Ladder ETF. No one person's interest in the common stock of iShares iBonds 1-5 Year High Yield and Income Ladder ETF is more than five percent of the total outstanding common shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney Exhibit 99: Item 7

## Signatures
- BlackRock Portfolio Management LLC: Spencer Fleming, Managing Director (08/05/2025)